Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

August 8, 2013

VIA E-MAIL AND EDGAR

Michael Kosoff

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:	Initial Registration Statement on Form N-4 for
[Core] Variable Annuity
Protective Life Insurance Company
Protective Variable Annuity Separate Account
File Nos. 333-190294 and 811-8108

Dear Mr. Kosoff:

On behalf of Protective Life Insurance Company (the “Company”), I have enclosed for your convenience a copy of the above-referenced initial registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission on August 1, 2013.  The Registration Statement was filed under the Securities Act of 1933 (the “Securities Act”) to register a new variable annuity contract (the “New Contract”), which we hope to have effective November 1, 2013.

The Company respectfully requests that the Staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  Accordingly, enclosed is a marked copy of the prospectus and the statement of additional information (“SAI”) from the Registration Statement.  This prospectus and SAI are substantially similar to the prospectus (for Contracts issued on or after July 15, 2013) and SAI included in Post-Effective Amendment Number 7 to the Form N-4 registration statement filed on July 12, 2013 (File No. 333-179649), which describe another variable annuity contract issued by the Company - the Protective Variable Annuity contract (the “Existing Contract”).

The enclosed prospectus and SAI are appropriately marked to indicate the differences between the New Contract and the Existing Contract.  The material differences between the two are  as follows:

1.              The Existing Contract offers three different classes — an “L Series,” a “B Series,” and a “C Series.”  The New Contract is substantially similar to the B Series of the Existing Contract.

2.              The mortality and expense risk charge under the New Contract is 0.90%, whereas this charge under the B Series of the Existing Contract is 1.20%.

3.              Unlike the Existing Contract, living benefit riders are not offered under the New Contract.

4.              There are two death benefits available under the New Contract:  (1) the Contract Value Death Benefit; and (2) the Return of Purchase Payments Death Benefit. There is no fee for the Contract Value Death Benefit; there is a fee of 0.20% (as an annualized percentage of the death benefit value on each Monthly Anniversary Date) for the Return of Purchase Payments Death Benefit. With respect to the Existing Contract, there are two death benefits available:  (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. There is no fee for the Return of Purchase Payments Death Benefit; there is a fee of 0.20% (as an annualized percentage of the death benefit value on each Monthly Anniversary Date) for the Maximum Anniversary Value Death Benefit.

5.              Under the Existing Contract, an owner is required to participate in the Allocation Adjustment Program if a living benefit rider is elected.  The program is not offered separately on an elective basis.  Under the New Contract, this program is only offered as an optional feature.  Due to the elective nature of the program, there are certain differences as to how the program is administered under the Existing Contract and under the New Contract.

*    *    *

If you have any questions or comments regarding the Registration Statement, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statement, please call the undersigned at (205) 268-3581 or Elisabeth Bentzinger at (202) 383-0717. As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

Attachment

cc: Elisabeth Bentzinger